UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Marvel Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57383M-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 961-7436
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 2 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Zib Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     9,256,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 3 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter T.A.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     9,688,103
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 4 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Object Trading Corp.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     4,636,036
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 5 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   The Laura & Isaac Perlmutter Foundation Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     250,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 6 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     15,632,813
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 7 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Biobright Corporation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     304,337
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 8 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Classic Heroes, Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     304,337
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 9 of 15 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Tangible Media, Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     32,536,374   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     400,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,536,374   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  60.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 10 of 15 Pages
-----------------------                                  -----------------------


         This Amendment No. 4 to Schedule 13D amends and supplements the original Schedule 13D and Amendments No. 1, No. 2 and No. 3 thereto, dated October 13, 1998, October 20, 1998, December 21, 1998 and November 2, 1999, respectively, which were filed with the Securities and Exchange Commission (the "Commission") on October 13, 1998, October 21, 1998, December 22, 1998 and November 4, 1999, respectively, on behalf of (1) Zib Inc., a Delaware corporation, (2) the Isaac Perlmutter T.A., a Florida trust, (3) Object Trading Corp., a Delaware corporation, (4) the Laura & Isaac Perlmutter Foundation Inc., a Florida not-for-profit corporation, (5) Isaac Perlmutter, (6) Biobright Corporation, a Delaware corporation, and (7) Classic Heroes, Inc., a Delaware corporation, with respect to the ownership of Common Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

         This Statement is also filed by Tangible Media, Inc. ("Tangible Media"), a Delaware corporation whose sole stockholder is Mr. Perlmutter. The previously defined term "Reporting Persons" shall hereinafter include Tangible Media. The business address and the principal executive office of Tangible Media is 10 East 40th Street, New York, New York, 10016. Tangible Media's principal business is media buying and advertising.

Item 3.  Source and Amount of Funds or Other Consideration.

         Tangible Media obtained the funds to make its purchase on March 27, 2000 from its working capital.

Item 4.

Item 4(a) is hereby amended and supplemented by adding the following:

On November 30, 2001, Isaac Perlmutter guaranteed up to $30 million of the Company's new line of credit with HSBC Bank USA, Inc. ("HSBC"), and entered into a warrant agreement, employment agreement, stock option agreement, and note purchase agreement with the Company, each as described below.

Warrant Agreement.

The Company plans to seek stockholder approval of a Warrant Agreement between the Company and Isaac Perlmutter dated as of November 30, 2001 (the "Warrant Agreement") pursuant to which, if such stockholder approval is obtained, Mr. Perlmutter will have the right to receive five year warrants to purchase up to 5 million shares of the Company's Common Stock in the aggregate (the "Warrants"), at an exercise price per share equal to $3.11. The number of Warrants that are exercisable at any time is subject to a formula set forth in the Warrant Agreement. The Warrants will terminate without becoming exercisable if the Company's stockholders do not approve their issuance. In that event, a fee of up to $7 million will be paid to Mr. Perlmutter after the Company's indebtedness to HSBC under the new line of credit has been discharged. The Company will have the right to terminate the Warrant Agreement without the Warrants becoming exercisable if, on or before December 31, 2001, it receives an unsolicited proposal for a substitute guarantee from a third party on terms which are more favorable to the Company and Mr. Perlmutter is released from liability on his guaranty to HSBC.

         The foregoing does not purport to be a complete description of the terms of the Warrant Agreement and is qualified in its entirety by reference to
Exhibit 5 hereof, which is incorporated herein by reference.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 11 of 15 Pages
-----------------------                                  -----------------------


Employment Agreement and Nonqualified Stock Option Agreement.

The Company also plans to seek stockholder approval of the issuance of options to purchase up to 3,950,000 shares of the Company's Common Stock at an exercise price per share equal to $3.30 (the "Options") under the Company's 1998 Stock Incentive Plan and a corresponding nonqualified stock option agreement (the "Stock Option Agreement") pursuant to an Employment Agreement dated as of November 30, 2001 by and between the Company and Isaac Perlmutter (the "Employment Agreement"). The Employment Agreement provides for Mr. Perlmutter to serve for a six year term as the Company's Vice-Chairman of the Board of Directors, at a salary of $1 per year.

The Options have a term of six years (subject to earlier termination) and will be exercisable at any time, but the shares of stock issuable on exercise of the Options will be "restricted shares" until certain vesting requirements have been met. Specifically, shares purchased pursuant to the exercise of Options shall be subject to repurchase by the Company and non-transferable until the fourth anniversary of the option grant date, with such restrictions being subsequently eliminated in one-third increments on the fourth, fifth and sixth anniversaries of the grant date. If Mr. Perlmutter's employment is terminated at any time by the Company without cause, or by Mr. Perlmutter for "good reason", the vesting of the shares issuable on exercise of the Option will be the greater of (i) one third of the Options, or (ii) the amount of Options pro rated on a monthly basis through the date of termination. The vesting restrictions will fully accelerate in the event of a change in control of the Company during the period of Mr. Perlmutter's employment. Unvested Options, to the extent not yet exercised, will be subject to forfeiture in accordance with these vesting arrangements.

If the Company's stockholders do not approve the Option grant, or an amendment to the Company's 1998 Stock Incentive Plan which is required to accommodate that grant, Mr. Perlmutter's base salary will be increased to $450,000 per year and he will be eligible to receive a target annual bonus of up to $250,000. In addition, the number of shares of the Company's Common Stock which Mr. Perlmutter may purchase pursuant to his stock options will be reduced to 150,000 shares and he will be entitled to receive additional grants of 150,000 options each year during the term of his employment, subject to any stockholder approval of those option grants which is required by stock exchange listing requirements.

The foregoing does not purport to be a complete description of the terms of the Employment Agreement and Stock Option Agreement and is qualified in its entirety by reference to Exhibits 6 and 7 hereof, respectively, which are incorporated herein by reference.

Notes Purchase Agreement

The Company and Mr. Perlmutter are parties to a Notes Purchase Agreement dated as of November 30, 2001 (the "Notes Purchase Agreement") and providing for the Company to purchase 12% Senior Notes of the Company due 2009 and having an aggregate face amount of $42,968,000 (the "Notes") from Mr. Perlmutter. Notes which Mr. Perlmutter purchased at the time of the Company's original issuance of such notes, for which Mr. Perlmutter paid the full face amount, will be purchased by the Company for 53% of their face amount. The purchase price for the Notes which Mr. Perlmutter purchased since the time of the Company's original issuance will be Mr. Perlmutter's purchase price for those Notes (which averages approximately 53% of the face amount of those notes) plus 7% per year from the date of his purchase of those Notes. Any interest received by Mr. Perlmutter on such additional Notes will be credited against the purchase price of those Notes. The closing of the Notes Purchase Agreement will take place no later than December 31, 2001.

The foregoing does not purport to be a complete description of the terms of the Note Purchase and is qualified in its entirety by reference to Exhibit 8 hereof, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

         (a) As of November 30, 2001, the Reporting Persons may be deemed to beneficially own, to the best of their knowledge, an aggregate of 32,536,374 shares of Common Stock, representing approximately 60.8% of the outstanding shares of Common Stock, without giving effect to the shares of Common Stock issuable upon exercise of the warrants and options, which

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 12 of 15 Pages
-----------------------                                  -----------------------


are subject to stockholder approval. The Reporting Persons are the direct owners of an aggregate of 10,008,500 shares of Common Stock, or 29.6% of the outstanding shares of Common Stock; 5,384,324 shares of 8% Preferred Stock, or 28.4% of the outstanding shares of 8% Preferred Stock; and, on an as-converted basis, 15,602,813 shares of Common Stock, or 29.2% of the outstanding shares of Common Stock on a converted basis.

         (b) Mr. Perlmutter may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Tangible Media. Tangible Media has the power to vote and dispose of the shares of Common Stock it owns.

         (c) Tangible Media acquired its 400,000 shares of Common Stock on March 27, 2000 pursuant to an open market purchase executed at a price per share of $4.9375.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Voting Agreement.

The Company and each of Avi Arad, Isaac Perlmutter, Morgan Stanley & Co. Incorporated, and Whippoorwill Associates, Incorporated, as agent and/or general partner for its discretionary accounts (the "Stockholders") are parties to a Voting Agreement dated as of November 30, 2001 (the "Voting Agreement"). Under the terms of the Voting Agreement, the Company has agreed to hold a meeting of stockholders for the purpose of approving (i) the issuance of the warrants to Mr. Perlmutter pursuant to the Warrant Agreement, (ii) the issuance of the stock options to Mr. Perlmutter pursuant to the Employment Agreement and the Stock Option agreement, and (iii) the adoption of an amendment to the Company's 1998 Stock Incentive Plan to accommodate the option grant to Mr. Perlmutter by increasing the number of shares available for issuance under such plan. The Stockholders have agreed to vote their shares in favor of those proposals. The Stockholders have "voting power" (as such term is used in Rule 13d-3 of the General Rules and Regulations Under the Securities Exchange Act of 1934, as amended) with respect to 52.6% of the Company's combined outstanding Common Stock and 8% Preferred Stock.

Warrant Share Registration Rights Agreement

The Company and Isaac Perlmutter are parties to a Warrant Share Registration Rights Agreement dated as of November 30, 2001 (the "Warrant Share Registration Rights Agreement"). Under the terms of the Warrant Share Registration Rights Agreement, the Company will grant Mr. Perlmutter piggy-back registration rights in respect of the shares of Company's Common Stock issuable upon the exercise of the Warrants, and (ii) will be required to use commercially reasonable efforts to file a shelf registration statement covering the resale of those shares.

The foregoing does not purport to be a complete description of the terms of the Voting Agreement and Warrant Share Registration Rights Agreement and is qualified in its entirety by reference to Exhibits 9 and 10 hereof, respectively, which are incorporated herein by reference.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 13 of 15 Pages
-----------------------                                  -----------------------


Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

[5]      --       Warrant Agreement, dated as of November 30, 2001 by and
                  between the Company and Isaac Perlmutter (incorporated by reference to Exhibit 4.1 of the Company's Current Report of Form 8-K, filed with the Commission on December 4, 2001).

[6]      --       Employment Agreement, dated as of November 30, 2001 by and between the Company and Isaac Perlmutter (incorporated by reference to Exhibit 10.6 of the Company's Current Report of Form 8-K, filed with the Commission on December 4, 2001).

[7]      --       Nonqualified Stock Option Agreement, dated as of November 30,
                  2001 by and between the Company and Isaac Perlmutter
                  (incorporated by reference to Exhibit 10.7 of the Company's
                  Current Report of Form 8-K, filed with the Commission on December 4, 2001).

[8]      --       Notes Purchase Agreement, dated as of November 30, 2001 by and between the Company and Isaac Perlmutter (incorporated by reference to Exhibit 10.10 of the Company's Current Report of Form 8-K, filed with the Commission on December 4, 2001).

[9]      --       Voting Agreement, dated as of November 30, 2001 by and among the Company, Avi Arad, Isaac Perlmutter, Morgan Stanley & Co.
                  Incorporated, and Whippoorwill Associates, Incorporated, as agent and/or general partner for its discretionary accounts
                  (incorporated by reference to Exhibit 10.8 of the Company's
                  Current Report of Form 8-K, filed with the Commission on December 4, 2001).

[10]     --       Warrant Share Registration Rights Agreement, dated as of
                  November 30, 2001 by and between the Company and Isaac
                  Perlmutter (incorporated by reference to Exhibit 10.5 of the Company's Current Report of Form 8-K, filed with the
                  Commission on December 4, 2001).

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 14 of 15 Pages
-----------------------                                  -----------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 4, 2001


                                       ZIB INC.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter
                                          Title: President



                                       ISAAC PERLMUTTER T.A.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Isaac Perlmutter, Trustee
                                          Title: President



                                       OBJECT TRADING CORP.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter
                                          Title: President



                                       LAURA & ISAAC PERLMUTTER FOUNDATION, INC.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter
                                          Title: President





                                          /s/ Isaac Perlmutter
                                          ----------------------
                                          Isaac Perlmutter



                                       BIOBRIGHT CORPORATION



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 15 of 15 Pages
-----------------------                                  -----------------------


                                          Title: President



                                       CLASSIC HEROES, INC.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter
                                          Title: President



                                       TANGIBLE MEDIA, INC.



                                       By:  /s/ Isaac Perlmutter
                                          ----------------------
                                          Name: Isaac Perlmutter
                                          Title: President